EXHIBIT 12.1

DISH DBS Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	For the Years Ended December 31,					For the Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Income (loss) before taxes	$1,789,427	$976,593	$1,486,988	$2,422,530	$770,192	$444,081	$325,683
Less: Equity earnings of affiliate	—	1,975	—	—	—	—	—
Interest expense (net of amounts capitalized)	368,838	407,413	470,890	552,036	647,298	134,286	195,766
Amortization of capitalized interest (estimate)	5,338	5,484	7,360	8,655	8,655	2,164	1,727
Interest component of rent expense (1)	7,267	7,004	9,904	10,013	9,072	795	697
Earnings before fixed charges	$2,170,870	$1,398,469	$1,975,142	$2,993,234	$1,435,217	$581,326	$523,873

Interest expense (net of amounts capitalized)	$368,838	$407,413	$470,890	$552,036	$647,298	$134,286	$195,766
Capitalized interest	5,607	—	—	—	—	—	—
Interest component of rent expense (1)	7,267	7,004	9,904	10,013	9,072	795	697
Total fixed charges	$381,712	$414,417	$480,794	$562,049	$656,370	$135,081	$196,463

Ratio of earnings to fixed charges	5.69x	3.37x	4.11x	5.33x	2.19x	4.30x	2.67x

(1)  The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes during each respective period.  The rates applied are approximately 7% for the years ended December 31, 2008 through December 31, 2012 and the three months ended March 31, 2012.  The rate applied for the three months ended March 31, 2013 is approximately 6.5%.